UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Royalty Holdings LLC
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   (Last)                            (First)                            (Middle)

                             c/o Hyde Park Holdings
                               595 Madison Avenue
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                                    (Street)

  New York                           New York                             10022
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   (City)                            (State)                              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Regency Affiliates, Inc. (RAFI.OB)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Day/Year

   11/7/02
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   |X| Director (Mr. Levy)          |X| 10% Owner (all reporting persons)
   |X| Officer (give title below)*  |_| Other (specify below)

   * Mr. Levy is the President and Chief Executive Officer of the Issuer.
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_| Form filed by One Reporting Person
   |X| Form filed by More than One Reporting Person
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                                                                          (Over)
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          Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                              5.               6.
                                                                 4.                           Amount of        Owner-
                                                                 Securities Acquired (A) or   Securities       ship
                                      2A.           3.           Disposed of (D)              Beneficially     Form:      7.
                        2.            Deemed        Transaction  (Instr. 3, 4 and 5)          Owned Following  Direct     Nature of
                        Transaction   Execution     Code         --------------------------   Reported         (D) or     Indirect
1.                      Date          Date, if any  (Instr. 8)               (A)              Transaction(s)   Indirect   Beneficial
Title of Security       (Month/Day/   (Month/Day/   -----------              or               (Instr. 3        (I)        Ownership
(Instr. 3)              Year)         Year)         Code    V    Amount      (D)      Price   and 4)           (Instr.4)  (Instr. 4)
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
Common Stock            11/7/02                     C            750,000     A        $2.00   750,000          (1)        (1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

----------
(*) If the form is filed by more than one reporting person, see Instruction 4(b)(v).

  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                          (Over)
                                                                 SEC 1474 (9-02)

================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                                         9.
                                                                                                         Number     10.
                                                                                                         of         Owner-
                                                                                   7.                    Deriv-     ship
               2.                                  5.                              Title and             ative      Form of
               Conver-                             Number of                       Amount of             Secur-     Deriv-   11.
               sion                                Derivative                      Underlying            ities      ative    Nature
               or                3A.               Securities  6.                  Securities   8.       Bene-      Secur-   of
               Exer-             Deemed   4.       Acquired    Date                (Instr. 3    Price    ficially   ities:   In-
               cise     3.       Execu-   Trans-   (A) or      Exercisable and     and 4)       of       Owned      Direct   direct
               Price    Trans-   tion     action   Disposed    Expiration Date   -------------  Deriv-   Following  (D) or   Bene-
1.             of       action   Date,    Code     of (D)      (Month/Day/Year)         Amount  ative    Reported   In-      ficial
Title of       Deriv-   Date     if any   (Instr.  (Instr. 3,  ----------------         or      Secur-   Transac-   direct   Owner-
Derivative     ative    (Month/  (Month/  8)       4 and 5)    Date     Expira-         Number  ity      tion(s)    (I)      ship
Security       Secur-   Day/     Day/     ------   ----------  Exer-    tion            of      (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)     ity      Year)    Year)    Code V   (A)    (D)  cisable  Date     Title  Shares  5)       4)         4)       4)
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
5% Convertible  $2.00   11/7/02           C      $1,495,902(1) Immedi-  10/16/12 Common 750,000        $2,004,098(2)  (1)      (1)
Promissory                                                     ately             Stock
Note
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

Explanation of Responses:

(1) This statement is filed as a joint report pursuant to Rule 16a-3(j) promulgated under the Securities Exchange Act of 1934 (the "Act") by Royalty Holdings LLC ("Holdings"), Royalty Management, Inc. ("Management") and Laurence S. Levy. On November 7, 2002, Holdings, the holder of a $3,500,000 Convertible Promissory Note of the Company (the "Note"), converted $1,495,902 principal amount (and accrued interest thereon) of the Note into 750,000 shares of the Company's Common Stock at an exercise price of $2.00 per share, in accordance with the terms of the Note. As the Manager of Holdings, Management may be deemed to beneficially own all securities held by Holdings for purposes of Section 13(d) of the Act. In addition, as President, sole director and sole stockholder of Management, Mr. Levy may be deemed to beneficially own all securities held by Holdings for purposes of Section 13(d) of the Act. Mr. Levy disclaims beneficial ownership of such securities for purposes of Section 16 of the Act to the extent in excess of his pecuniary interest therein. Management does not beneficially own any securities of the issuer for purposes of Section 16 of the Act.

(2) The remaining $2,004,098 principal amount on the Note is convertible into a total of 1,002,049 shares of Common Stock (plus shares issuable in respect of accrued and unpaid interest under the Note).

Royalty Holdings LLC

By: Royalty Management, Inc., Manager


By: /s/ Laurence S. Levy                                      11/7/02
    --------------------------------               -----------------------------
Name:  Laurence S. Levy                                        Date
Title: President

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                             Joint Filer Information

Names:    Laurence S. Levy and Royalty Management, Inc.

Address:  c/o Hyde Park Holdings, Inc
          595 Madison Avenue, 35th floor
          New York, New York 10022

Designated Filer:                     Royalty Holdings LLC

Issuer and Ticker Symbol:             Regency Affiliates, Inc. (RAFI.OB)

Date of Event requiring Statement:    11/7/02

The undersigned, Laurence S. Levy and Royalty Management, Inc., are jointly filing the attached Initial Statement of Beneficial Ownership on Form 4 with Royalty Holdings LLC with respect to the beneficial ownership of securities of Regency Affiliates, Inc,

                     ROYALTY MANAGEMENT, INC.


                     By: /s/ Laurence S. Levy          /s/ Laurence S. Levy
                         -----------------------       -------------------------
                     Name:  Laurence S. Levy               Laurence S. Levy
                     Title: President